Liquid Media Announces Results of Voting at
Annual General and Special Meeting of Shareholders

VANCOUVER, British Columbia, May 25, 2022 -- Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (NASDAQ: YVR) today announced results of voting on all resolutions presented to its annual general and special meeting of shareholders held on May 24, 2022 (the “Meeting”).

A total of 7,979,206 common shares, or 41.56% of the 19,199,146 issued and outstanding common shares of the Company as-at the record date of the Meeting of April 1, 2022, were voted at the Meeting. All nominees for the Company’s Class III directors were elected as directors of the Company as follows:

Nominee	Votes For	% of Votes For	Votes Against	% of Votes Against	Votes Withheld	% of Votes Withheld
Joshua Jackson	4,778,537	97.689%	0	0.000%	113,053	2.311%
Stephen Jackson	4,749,947	97.104%	0	0.000%	141,643	2.896%

In addition, the following matters were approved by the affirmative vote of the requisite majority of the votes represented at the Meeting:

•Setting the number of directors of the Company at five;

•Appointment of Davidson & Company LLP as auditors of the Company;

•Approval of the Company’s Omnibus Equity Incentive Plan; and

•Approval of the consolidation of the Company’s issued and outstanding common shares on the basis of one post-consolidation common share for up to four pre-consolidation common shares.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization. Liquid’s blockchain framework, developed with Eluvio, enables independent producers and content creators to leverage blockchain technology and NFTs to reach new audiences, achieve lower-cost, decentralized distribution, sell merchandise and other special access experiences, and broadcast directly to global audiences on their own terms.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group Inc.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Investor / Business

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

Industry

Jane Owen

Jane Owen PR

+1 (323) 819-1122

jane@janeowenpr.com

CAUTIONARY DISCLAIMER STATEMENT

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements within the meaning of applicable securities laws relating to Liquid being able to deliver its end-to-end solution to IP creators and to enable independent producers and content creators to leverage blockchain technology and NFTs to reach new audiences, achieve lower-cost, decentralized distribution, sell merchandise and other special access experiences, and broadcast directly to global audiences. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expects”,” believes”, and similar expressions or the negative of these words or other comparable terminology. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include developments related to the COVID-19 pandemic, developments relating to the Ukraine-Russia conflict, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com and annual report on Form 20-F as well as other reports filed with the SEC at www.sec.gov. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements only as expressly required by applicable law.